Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Income before net loss on real estate disposals, reversal of contingent liability, income taxes, minority interest, discontinued operations and preferred stock dividends and issuance costs	$145,285	$116,365	$120,303	$116,532	$90,811
Interest expense
Senior notes payable and other debt	203,184	195,731	128,953	93,676	57,122

Earnings	$348,469	$312,096	$249,256	$210,208	$147,933

Interest
Senior notes payable and other debt expense	$203,184	$195,731	$128,953	$93,676	$57,122
Interest capitalized	114	—	—	—	—
Preferred stock dividends	—	3,449	—	—	—

Fixed charges	$203,298	$199,180	$128,953	$93,676	$57,122

Ratio of Earnings to Fixed Charges	1.71	1.57	1.93	2.24	2.59